

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

Via Facsimile
Mr. Richard J. Daly
Chief Executive Officer
Broadridge Financial Solutions, Inc.
1981 Marcus Avenue
Lake Success, New York 11042

  Re: Broadridge Financial Solutions, Inc.
     Form 10-K for Fiscal Year Ended June 30, 2011
     Filed August 12, 2011
     Form 10-Q for Fiscal Quarter Ended March 31, 2012
     Filed May 8, 2012
     File No. 001-33220

Dear Mr. Daly:

   We have reviewed your response dated May 18, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Fiscal Year 2011 Compared to Fiscal Year 2010, page 34

1. We note in your response to prior comment 1 that closed sales represent anticipated revenues for new client contracts based on the client's estimate of transaction volumes and activity levels given that your fees are largely based on these volumes and levels. Please provide more detail on your methodologies and assumptions relied upon for estimating closed sales, using specific contract examples where appropriate. In this regard, please explain how you calculate a client's estimate of transaction volumes and

activity levels upon signing an agreement. Since it appears that the terms of your contracts may vary, to provide us with meaningful illustrations of your methodology, please discuss at least one contract example for recurring revenue closed sales and at least one contract example for event-driven revenue closed sales. Please ensure that the contract examples you provide illustrate any differences in assumptions and methodology used in preparing these estimates for each of your segments.

2. Please explain your methodologies for estimating closed sales for any services that do not require a contract. We may have additional comments based on your response.

3. In light of your disclosure that some variability of amounts reported as closed sales can result due to the inherent variability of transaction volumes and activity involved with your business, please tell us whether you track your estimates of closed sales against actual revenues achieved in subsequent periods.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Notes to Condensed Consolidated Financial Statements, page 6

Note 7. Discontinued Operations, page 10

4. Based on your disclosures in Note 7 on page 10, we note that you originally recorded your investment in Penson common stock at $14.6 million. After the impairment charge of $10.8 million during the nine months ended March 31, 2012 and noting your disclosure that you have a remaining investment of $1.6 million recorded in Other non-current assets on your balance sheet at March 31, 2012, please tell us where you have classified the approximately $2.2 million balance of your investment in Penson common stock.

5. Please tell us where you recorded the $7 million provided to Penson in October 2011 as part of the amendment agreement.

Note 8. Other Non-Current Assets, page 11

6. You disclosed in Note 8 that you have capitalized $47.0 million of deferred client conversion and start-up costs related to your Outsources Services Agreement with Penson at March 31, 2012 which you concluded were not impaired. In light of your conclusion that a material charge for impairment will be taken on these costs as disclosed in the Form 8-K filed on June 6, 2012, please provide us with your analysis relied upon to support the assertion that the assets were not impaired as of March 31, 2012. As part of your response, please also include a timeline of facts of Penson's financial difficulties and when you became aware of such facts along with the level of your involvement in matters relating to Penson.

       You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief